Exhibit 15

Telvent Announces First Quarter 2009
Financial Results
On Track to Meet the Annual Guidance
•	Pro Forma Revenues Increase 30.6% to € 177.8 Million

•	Pro Forma EBITDA of € 27.8 Million, an increase of 118.8%

•	New Order Bookings of € 228.4 Million, a 35.3% increase
May 21, 2009 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, today announced its unaudited financial results for the first quarter ended March 31, 2009.
Pro forma revenues for the first quarter of 2009 were € 177.8 million, reflecting an increase of 30.6% from € 136.1 million pro forma revenues in the first quarter of 2008. Organic growth for the quarter was 3.8%.
Pro forma gross margin was 38.7% in the first quarter of 2009, compared to 26.6% in the first quarter of 2008.
Pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter of 2009 were € 27.8 million, or 15.6% of total pro forma revenues for the period, compared to € 12.7 million and 9.3% in the first quarter of 2008.
Pro forma operating margin for the first quarter of 2009 was 13.6%, compared to 7.9% in the first quarter of 2008. Pro forma income from operations increased 123.5% to € 24.2 million in the first quarter of 2009, compared to € 10.8 million in the same period of the prior year.
Pro forma net income attributable to the parent company for the first quarter of 2009 was € 10.6 million, 47.0% above the € 7.2 million reported in the first quarter of 2008. Basic and diluted pro forma EPS for the first quarter of 2009 was € 0.31, compared to € 0.25 in the first quarter of 2008. Basic and diluted pro forma EPS were determined by using a weighted average number of shares issued and outstanding in the first quarter of 2009 of 34,094,159 and a weighted average number of shares issued and outstanding in the first quarter of 2008 of 29,247,100.
New order bookings, or new contracts signed, during the first quarter of 2009 totaled € 228.4 million, representing a 35.3% increase from € 168.8 million recorded in the same period of 2008.

Backlog, representing the portion of signed contracts for which performance is pending, was € 902.2 million as of March 31, 2009, reflecting 25.1% growth over the € 721.4 million in backlog at the end of March 2008.
Pipeline, measured as management’s estimates of real opportunities for the following six to twelve months, is approximately of €  3.8 billion.
As of March 31, 2009, cash and cash equivalents were € 51.0 million and total debt, including net € 41.8 million credit line due to related parties, amounted to € 339.7 million, resulting in a net debt position of € 288.7 million. As of December 31, 2008, the Company’s net debt position was € 208.6 million.
For the first three months of 2009, cash used in operating activities was € 62.9 million compared to € 39.2 million used in the same period last year. Cash provided by investing activities in the first three months of 2009 amounted to € 21.7 million compared to € 41.8 million provided in the same period of 2008.
Manuel Sanchez, Telvent’s Chairman and Chief Executive Officer, said, “I am very satisfied to have started a very challenging year with a very strong quarter of top and bottom line growth, with an outstanding performance of our North American base”. He added, “Bookings during the quarter soared to more than € 228 million, allowing us to record the third strongest quarter and the best first quarter in terms of bookings in our history, and as a result, our backlog today is stronger than ever.”
Mr. Sanchez concluded, “This quarter is a solid base to reiterate our confidence in meeting our anticipated guidance for the year. In addition, the DTN integration is progressing better than expected.”
Business Highlights
Energy
Some of the most relevant projects signed during the first quarter of 2009 were as follows:
•	Contract signed with PEMEX, Mexico’s state-owned petroleum company, to implement Telvent’s SCADA control system in seven product pipelines in the PEMEX Refining division’s national pipeline network. The scope of work defined by the contract includes integration, monitoring, and control of 129 PEMEX Refining product storage and injection sites located throughout the northern, central, Gulf, and south-eastern regions of Mexico. The control system will integrate nearly 2,568 kilometers of pipeline, representing 19% of the total length of the national network spanning eight sectors of the Mexican Republic. The new Telvent system will yield greater security in the operation of facilities and is expected to improve efficiency and reliability by optimizing the management of operational data and information.
•	Contract with Red Eléctrica de España (REE) to supply, install and start up various Integrated Control Systems for substations of Spain’s electrical power transmission grid. This contract confirms Telvent’s position as the benchmark provider for REE in charge of managing all electrical power flow of Spain’s high-voltage grid. The requirements involved in supplying these solutions are extremely demanding due to their significant impact on the country’s electrical power management system.
•	Contract with Williams Electric Co., in the United States, to provide SCADA support to the U.S. Navy in San Diego, California. These systems are used for managing electrical power distribution; controlling water treatment, distribution, wells, and tank levels; sewage lift stations; and pressurized air distribution.
Transportation
During the first quarter of 2009 some of the significant contracts signed were:
•	Contract with the New York Department of Transportation, in the United States, for a traffic management operation center. Telvent will be in charge of operating and managing the center in 24x7 mode, and in doing so will provide the customer with a technical team with a great deal of expertise in traffic management. The contract will have duration of two years, with the possibility of a onetime two-year extension.
•	Contract with the Tennessee Department of Transportation, in the United States, to implement Telvent’s traffic management system, MIST®, for managing and controlling highway traffic in Memphis, Tennessee. Telvent previously implemented MIST® in this state in the main metropolitan areas of Nashville and Knoxville. This project is part of the continuation of the successful program for implementation of Intelligent Transportation Systems (ITS) and offers cities a service of vital importance, enhancing the security and efficiency of the transportation infrastructure network.
•	Extension of the contract with the Municipal Corporation of Greater Mumbai, in India, for supply, installation and start-up of an Urban Traffic System. This contract represents expansion of the original contract and is indicative of the customer’s satisfaction with the system we are presently installing, This contract will enable us to expand our presence in India.
•	The project for global management of Valladolid’s centralized control center, which will provide the city of Valladolid, Spain, with a mobility management center. The project consists of integrating most of the mobility management systems into a single centralized application, thereby enabling more effective global management of mobility within the city. Thanks to this project, the citizens of Valladolid should enjoy shorter travel times throughout the city, as well as a reduction in delays and backups due to traffic congestion. Traffic flow within the city should be improved and the work of traffic operators should benefit from being able to use installations that are designed to help them operate and manage urban mobility more efficiently. This should reduce their response time. All of these enhancements are expected to reduce both the emission of contaminating agents and noise pollution in the city.
On February 3, 2009, we signed an asset purchase agreement through which we acquired certain of the assets of North Lakes Data Corp. (NLDC), including TollPro back office software. The acquisition of NLDC’s back office will enable us to offer our customers worldwide a complete end-to-end electronic toll collection (ETC) solution, which combines the most highly accurate, independently audited in-lane system of Telvent with the fully auditable NLDC back office. With this acquisition, we reinforce our position as a leading supplier of ETC systems worldwide, helping to manage toll operations accurately throughout the enterprise while minimizing drivers’ inconvenience.
Environment
During the first quarter of 2009, significant contracts signed were:
•	Contract with Enel, in Spain, to supply and install a continuous particle-monitoring system. The project consists of engineering, supply, installation and start-up of Enel’s PM10 and PM2.5 particle-measuring system in Algeciras. This project is assisting those in charge of the plant in controlling emissions levels.
•	Contract signed with Abener, a subsidiary of Abengoa S.A. that promotes integrated solutions for energy and industrial construction fields, for the provision of a Continuous Emission Monitoring system for the bio-ethanol plant of 480,000 m3 that Abener is currently building in Rotterdam, The Netherlands. Telvent will provide a system that will allow continuous measuring of emissions of pollutant gases from the combustion process generated by the plant in its daily activity.
Agriculture
All revenues in our Agriculture segment were generated in North America and principally arise from the sale, through subscriptions, of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusiness. We continue to maintain subscription retention rates above 90% in our Agriculture segment, which proves the resilience of this business segment.
We have over 700,000 subscribers to our business information in our Agriculture segment, including 60,000 of the top farm producers paying for premium content, 12,000 originators including the top elevators, ethanol plants and feedlots, and over 1,000 agribusiness customers using our risk management platform. Our top customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the U.S. During the first quarter of 2009, over 10 million bushels of grain were transacted though our grains trading portal between our 900 agribusiness portal locations and our 21,000 registered portal producers.
Global Services
Significant contracts signed in the first quarter of 2009, among others, were:
•	Contract with Carlson Wagonlit, in Spain, for virtualization consolidation of its platform through which it provides service to its customers. Service includes outsourcing the company’s platform management in two separate data centers, provision of communications between centers, system monitoring, back-up management and the added value of managing services and processes through a shared Remedy platform.

•	Contract with the Andalusian Water Agency of the Regional Government of Andalusia, in Spain, for Microcomputer Support Service for all of its networks. The aim of the project is to model the microcomputer service (based on ITIL) for all Andalusian Water Agency headquarters. Incident management and service requests will be handled through the corporate NAOS platform, also developed by Telvent.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income attributable to the parent company and EPS. Pro forma net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma revenues exclude the impact of joint ventures. Pro forma net income attributable to the parent company excludes the amortization of intangible assets arising from the purchase price allocations performed in our acquisitions, stock and extraordinary compensation plan expenses and mark to market of derivatives and hedged items that Telvent believes are not indicative of its core performance or results. Reconciliation between GAAP and pro forma figures is provided in this release in a table immediately following the unaudited condensed consolidated financial statements.
Conference Call Details
Manuel Sanchez, Chairman and Chief Executive Officer, and Barbara Zubiria, Chief Accounting and Reporting Officer and Head of Investor Relations, will conduct a conference call to discuss first quarter 2009 results, which will be simultaneously webcast, at 1:00 P.M. Eastern Time / 7:00 P.M. Madrid Time on Thursday, May 21, 2009.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants +1 (706) 634-1387. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 97595842.
About Telvent

Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider that improves the efficiency, safety and security of the world’s premier organizations. The company serves markets critical to the sustainability of the planet, including the energy, transportation, agriculture, and environmental sectors (www.telvent.com)
Investor Relations Contact
Barbara Zubiria
Tel. +34 902 335599
Email: ir@telvent.com
Lucia Domville
Tel. +1 646 284 9416
Email: lucia.domville@us.grayling.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 18, 2009.
Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this press release after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this press release may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2009	2008
Assets:
Current assets:
Cash and cash equivalents	€50,985	€67,723
Restricted cash	—	18,085
Other short-term investments	434	589
Derivative contracts	2,813	8,046
Accounts receivable (net of allowances of € 2,695 as of March 31, 2009 and € 2,386 as of December 31, 2008)	159,841	152,951
Unbilled revenues	265,921	218,271
Due from related parties	20,494	18,322
Inventory	23,917	19,562
Other taxes receivable	16,888	18,565
Deferred tax assets	11,344	5,885
Other current assets	5,849	5,573

Total current assets	€558,486	€533,572
Deposits and other investments	7,460	7,595
Investments carried under the equity method	6,750	6,596
Property, plant and equipment, net	75,798	73,861
Long-term receivables and other assets	10,847	8,586
Deferred tax assets	26,200	26,726
Other intangible assets, net	50,936	48,444
Goodwill	359,535	345,345
Derivative contracts long-term	463	498

Total assets	€1,096,475	€1,051,223

Liabilities and shareholders’ equity:
Accounts payable	€280,008	€294,947
Billings in excess of costs and estimated earnings	49,431	45,253
Accrued and other liabilities	31,215	16,927
Income and other taxes payable	17,480	27,770
Deferred tax liabilities	3,402	2,422
Due to related parties	72,167	29,105
Current portion of long-term debt	21,672	27,532
Short-term debt	57,280	56,728
Short-term leasing obligations	8,478	8,041
Derivative contracts	4,935	8,694

Total current liabilities	€546,068	€517,419
Long-term debt less current portion	199,330	193,495
Long-term leasing obligations	17,735	18,599
Derivative contracts long-term	5,270	4,877
Other long term liabilities	40,269	37,745
Deferred tax liabilities	5,348	5,238
Unearned income	2,385	1,233

Total liabilities	€816,405	€778,606

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2009	2008

Commitments and contingencies

Redeemable non-controlling interest	20,020	20,020

Equity:
Non-controlling interest	177	(103)
Shareholders’ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares authorized, issued and outstanding, same class and series	102,455	102,455
Additional paid-in-capital	89,955	89,896
Accumulated other comprehensive income	(12,102)	(25,363)
Retained earnings	79,565	85,712

Total shareholders’ equity	€259,873	€252,700

Total Equity	€260,050	€252,597

Total liabilities and equity	€1,096,475	€1,051,223

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months ended
	March 31,
	2009	2008

Revenues	€182,521	€138,681
Cost of revenues	113,651	102,660

Gross profit	€68,870	€36,021

General and administrative	28,870	14,333
Sales and marketing	7,872	5,070
Research and development	4,829	4,507
Depreciation and amortization	6,879	2,711

Total operating expenses	€48,450	€26,621

Income from operations	20,420	9,400
Financial income (expense), net	(12,898)	(2,546)
Income from companies carried under equity method	79	240

Total other income (expense)	€(12,819)	€(2,306)

Income before income taxes	7,601	7,094
Income tax expense (benefit)	1,193	940

Net income	€6,408	€6,154

Loss/(Profit) attributable to non-controlling interests	(281)	(251)

Net income attributable to the parent company	€6,127	€5,903

Earnings per share
Basic and diluted net income attributable to the parent company per share	€0.18	€0.20

Weighted average number of shares outstanding
Basic and diluted	34,094,159	29,247,100

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three Months Ended
	March 31,
	2009	2008
Cash flows from operating activities:
Net income attributable to the parent company	€6,127	€5,903
Less (loss)/profit attributable to non-controlling interest	281	251

Net income	6,408	6,154
Adjustments to reconcile net income to net cash provided by operating activities:	13,889	3,448
Change in operating assets and liabilities, net of amounts acquired	(82,872)	(50,520)
Change in operating assets and liabilities due to temporary joint ventures	(300)	1,760

Net cash provided by (used in) operating activities	€(62,875)	€(39,158)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	18,215	8,590
Due from related parties	8,491	34,726
Acquisition of subsidiaries, net of cash	(1,354)	—
Purchase of property, plant & equipment	(1,820)	(1,251)
Investment in Intangible Assets	(1,527)	—
Disposal (Acquisition) of investments	(332)	(277)

Net cash provided by (used in) investing activities	€21,673	€41,788

Cash flows from financing activities:
Proceeds from long-term debt	21	595
Repayment of long-term debt	(11,421)	(2,303)
Proceeds from short-term debt	3,556	1,903
Repayment of short-term debt	(6,151)	(12,827)
Proceeds (repayments) of government loans	(221)	384
Due to related parties	37,502	8,094

Net cash provided by (used in) financing activities	€23,286	€(4,154)

Net increase (decrease) in cash and cash equivalents	€(17,916)	€(1,524)
Net effect of foreign exchange in cash and cash equivalents	1,178	(1,408)
Cash and cash equivalents at the beginning of period	60,792	68,409
Joint venture cash and cash equivalents at the beginning of period	6,931	5,346

Cash and cash equivalents at the end of period	€50,985	€70,823

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€549	€—
Interest	€17,547	€3,427

Non-cash transactions:
Capital leases	€1,847	€1,580

Reconciliation between GAAP and Pro Forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended March 31, 2009
	GAAP	Adjustments		Pro forma
Revenues	€182,521	€(4,726	)(1)	€177,795
Cost of revenues	113,651	(4,727	)(1)	108,924

Gross profit	€68,870	€1		€68,871

General and administrative	28,870	(452	)(2)	28,418
Sales and marketing	7,872			7,872
Research and development	4,829			4,829
Depreciation and amortization	6,879	(3,301	)(3)	3,578

Total operating expenses	€48,450	€(3,753)		€44,697

Income from operations	20,420	3,754		24,174
Financial (expense), net	(12,898)	2,485	(4)	(10,413)
Income from companies under equity method	79	(90	)(1)	(11)

Total other income (expense)	€(12,819)	€2,395		€(10,424)

Income before income taxes	7,601	6,149		13,750
Income tax expense (benefit)	1,193	1,784	(5)	2,977

Net income	€6,408	€4,365		€10,773

Loss/(Profit) attributable to non-controlling interest	(281)	78	(1)	(203)

Net income attributable to the parent company	€6,127	€4,443		€10,570

Earnings per share
Basic and diluted net income attributable to the parent company per share	€0.18			€0.31

Weighted average number of shares outstanding
Basic and diluted	34,094,159			34,094,159

Adjustments to reconcile GAAP with Pro forma:

(1)	Joint ventures

(2)	Stock and extraordinary compensation plan expenses

(3)	Amortization of intangibles arising on acquisitions

(4)	Mark to market derivatives and hedged items

(5)	Tax effect of previous adjustments

Reconciliation between GAAP and Pro Forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended March 31, 2008
	GAAP	Adjustments		Pro forma

Revenues	€138,681	€(2,574)	(1)	€136,107
Cost of revenues	102,660	(2,695)	(1)	99,965

Gross profit	€36,021	€121		€36,142

General and administrative	14,333	(450)	(2)	13,883
Sales and marketing	5,070			5,070
Research and development	4,507			4,507
Depreciation and amortization	2,711	(847)	(3)	1,864

Total operating expenses	€26,621	€(1,297)		€25,324

Income from operations	9,400	1,418		10,818
Financial (expense), net	(2,546)	509	(4)	(2,037)
Income from companies under equity method	240	(240)		0

Total other income (expense)	€(2,306)	€269		€(2,037)

Income before income taxes	7,094	1,687		8,781
Income tax expense (benefit)	940	482	(5)	1,422

Net income	€6,154	€1,205		€7,359

Loss/(Profit) attributable to non-controlling interests	(251)	83	(1)	(168)

Net income attributable to the parent company	€5,903	€1,288		€7,191

Earnings per share
Basic and diluted net income attributable to the parent company per share	€0.20			€0.25

Weighted average number of shares outstanding
Basic and diluted	29,247,100			29,247,100

Adjustments to reconcile GAAP with Pro forma:

(1)	Joint ventures

(2)	Stock compensation plan expenses

(3)	Amortization of intangibles

(4)	Mark to market derivatives

(5)	Fiscal effect of previous adjustments

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended
	March 31,
	2009	2008

Revenues
Energy	€51,569	€40,736
Transportation	51,252	47,245
Environment	15,028	8,448
Agriculture	20,997	—
Global Services*	43,675	42,252

	€182,521	€138,681

Gross Margin
Energy	36.0%	24.1%
Transportation	30.4	26.4
Environment	36.9	22.5
Agriculture	77.9	—
Global Services*	29.3	28.0

	37.7%	26.0%

During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. In light of our recent acquisition of DTN, we created a new Agriculture segment. All prior period results appearing in the segment information table included in this release have been restated to conform to our new business segments.”